Exhibit 99.41

Titan Reports Third Quarter 2024 Results

Vancouver, BC – November 12, 2024 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF) (“Titan” or the “Company”) announces the results for the quarter ended September 30, 2024. (All amounts are in U.S. dollars unless otherwise stated)

Don Taylor, Chief Executive Officer of Titan, commented, “Despite the setback caused by Tropical Storm Debby, management and staff at the mine were able to make full repairs and stockpile ore during the recovery period while the crusher repairs were being completed. As a result, Titan reiterates its full year production guidance and fully expects Q4 cash costs to offset the higher costs reflected in Q3. Additionally, in Q4, Titan expects to release an updated Life of Mine Plan for its zinc operations and a maiden resource estimate for its Kilbourne graphite project.”

Q3 2024 HIGHLIGHTS:

●	Appointment of Rita Adiani as President of the Company

●	Zero Lost Time Injuries in the third quarter.

●	Returned to full commercial production on September 26, 2024 following the temporary suspension of operations resulting from the historic flooding caused from Tropical Storm Debby. There were no injuries to employees or damage to the mobile fleet. Repairs were completed ahead of schedule and under budget.

TABLE 1 Financial and Operating Highlights

		Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Operating
Payable Zinc Produced	mlbs	8.0	14.5	14.7	13.9	18.3
Payable Zinc Sold	mlbs	8.2	14.7	14.4	13.9	18.3
Average Realized Zinc Price	$/lb	1.27	1.30	1.11	1.13	1.10
Financial
Revenue	$m	8.27	17.97	11.73	10.91	15.50
Net Income (loss) before tax	$m	(4.86)	2.62	(2.63)	(6.96)	0.50
Earnings (loss) per share - basic	$/sh	(0.04)	0.02	(0.02)	(0.05)	0.00
Cash Flow from Operating Activities before changes in non-cash working capital	$m	(1.68)	6.97	0.26	(1.36)	4.21
Cash and Cash Equivalents	$m	5.84	5.55	4.18	5.03	4.32
Net Debt [1]	$m	30.78	30.63	32.44	30.75	32.93

[1]	Net Debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

As a result of Tropical Storm Debby, revenues were lower during the three and nine months ended September 30, 2024, largely due to the temporary suspension of operations at ESM during the period from August 12, 2024 to September 26, 2024. Additionally, AISC increased to $1.35 in Q3 2024 from $0.79/lb in Q2 2024, primarily due to lower concentrate deliveries during August and September.

OPERATIONS REVIEW

Mining in the third quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities remain suspended in the N2D zone while the Company reviews opportunities to restart production in this area. Deepening of the Lower Mahler ramp system provided access to higher-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades. Longhole stope mining in New Fold provided above-target grades and tons. Ore recovery from the longhole stoping in New Fold will continue into the fourth quarter. It is expected that ore from New Fold and Lower Mahler zones will continue to support budgeted head grades for the remainder of the fiscal year. Mining will continue in these key zones during the fourth quarter of 2024.

While crushing and hoisting activities were halted from August 12, 2024 to September 26, 2024, mining activities continued and ore was stockpiled in the underground. The Company expects to hoist and mill budgeted tonnage in Q4 plus all underground ore that was stockpiled in Q3. With the excess capacity in the mill, the Company expects to meet full year guidance.

Work on projects focused mainly on the rehabilitation of the underground crusher and associated electrical components that were damaged during the flooding caused by Tropical Storm Debby. In addition, a previously unknown raise at the old Streeter Portal at the #2 mine area, which is suspected to have been a major contributor to the inflow, was permanently plugged to prevent any future inflow. Rod mill liners were installed in the third quarter of 2024. In the fourth quarter of 2024, the Company plans to initiate a market search for a replacement underground haulage truck and a mechanical bolter.

EXPLORATION UPDATE

Kilbourne:

Titan has continued work on defining the Kilbourne graphite target, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented roughly 25,000 ft (7.6 km) of strike length, from surface to a depth of over 3,000 ft (914 m). Roughly 8,500 ft (2.5 km) of this strike length is within the affected area of the Empire State Mine. The remaining strike length is securely within mineral rights held by Titan. Permitting for bringing Kilbourne into production is subject to a state level permitting process.

Phase I of drilling at Kilbourne was completed in the second quarter of 2024 and totalled 11,916 ft (3,362 m). Drilling indicates that host lithology can be divided into two zones of mineralization. The upper mineralized zone with an average thickness of 57 ft (17.4 m) and an average grade of 3.1% graphitic carbon (Cg) and the lower mineralized zone with an average thickness of 29 ft (8.8 m) and an average grade of 2.8% Cg. Phase I of Kilbourne drilling successfully tested 8,255 ft of strike length within the ESM active use permit.

Phase II of the metallurgical testing performed by Forte Analytical of Wheatridge Colorado was completed in the third quarter. The Company is awaiting assay results from these tests. The Company has additionally sought the services of Metpro Services to help in developing the next stages of metallurgical and process testing. Phase III of metallurgy will take place at SGS Lakefield and is likely to be completed by Q4 2024.

Qualified Person

The scientific and technical information contained in this news release and the sampling, analytical and test data underlying the scientific and technical information has been reviewed, verified and approved by Donald R. Taylor, MSc., PG, Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597). The data was verified using data validation and quality assurance procedures under high industry standards.

Assays and Quality Assurance/Quality Control

To ensure reliable sample results, the Company has a rigorous QA/QC program in place that monitors the chain-of-custody of samples and includes the insertion of blanks and certified reference standards at statistically derived intervals within each batch of samples. Core is photographed and split in half with one-half retained in a secured facility for verification purposes. Drill core samples submitted for analysis had a minimum weight of 0.6 lb (0.3 kg) and a maximum weight of 6.0 lb (2.7 kg), with an average weight of 3.6 lb (1.6 kg). Trench samples submitted for analysis had a minimum weight of 4.2 lb (1.9 kg) and a maximum weight of 26.2 lb (11.9 kg), with an average weight of 6.2 lb (13.6 kg).

Analysis has been performed as SGS Canada Inc. (“SGS”) an independent ISO/IEC accredited lab. Sample preparation (crushing and pulverizing) and total graphitic carbon analysis has been completed at SGS Lakefield, Ontario, Canada. SGS prepares a pulp of all samples and sends the pulps to their analytical laboratory in Burnaby, B.C., Canada for multielement analysis. SGS analyzes the pulp sample by leach and IR combustion for total graphitic carbon (GC_CSA05V) and aqua regia digestion (GE-ICP21B20 for 34 elements) with an ICP – OES finish including Cu (copper), Pb (lead), and Zn (zinc). All samples in which Cu (copper), Pb (lead), or Zn (zinc) are greater than 10,000 ppm are re-run using aqua regia digestion (GO_ICP21B100) with the elements reported in percentage (%).

The Company has not identified any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data set out in this news release. True widths of the mineralized zones described in this news release are not presently known.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024		2023
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		8.2		18.3		37.3		48.2
Operating expenses and selling costs	$9,206	$1.12	$9,761	$0.53	$29,121	$0.78	$34,991	$0.72
Concentrate smelting and refining costs	1,664	0.20	5,673	0.31	7,245	0.19	14,307	0.30
Total C1 cash cost	$10,871	$1.32	$15,434	$0.84	$36,366	$0.97	$49,298	$1.02
Sustaining Capital Expenditures	$266	$0.03	$425	$0.02	$705	$0.02	$1,944	$0.04
AISC	$11,137	$1.35	$15,859	$0.86	$37,071	$0.99	$51,242	$1.06

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Nine months ended September 30,
	2024	2023
Sustaining capital expenditures	$705	$1,944
Expansionary capital expenditures	557	588
Additions to mineral, properties, plant and equipment	$1,262	$2,532

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As of September 30,	As of December 31,
	2024	2023
Current portion of debt	$36,623	$35,779
Non-current portion of debt	-	-
Total debt	$36,623	$35,779
Less: Cash and cash equivalents	(5,844)	(5,031)
Net debt	$30,779	$30,748

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. The Company is focused on value creation and operating excellence, with a strong commitment to developing critical mineral assets that enhance the security of the U.S. supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that in Q4, Titan expects to release an updated Life of Mine Plan for its zinc operations and a maiden resource estimate for Titan’s Kilbourne graphite project; ore recovery from the longhole stoping in New Fold will continue into the fourth quarter; it is expected that ore from New Fold and Lower Mahler zones will continue to support budgeted head grades for the remainder of the fiscal year; mining will continue in these key zones during the fourth quarter of 2024; the Company expects to hoist and mill budgeted tonnage in Q4 plus all underground ore that was stockpiled in Q3; With the excess capacity in the mill, the Company expects to meet full year guidance; in the fourth quarter of 2024, the Company plans to initiate a market search for a replacement underground haulage truck and a mechanical bolter; any permitting for bringing Kilbourne into production is likely to be subject to a streamlined permitting process at state level; phase III of metallurgy will take place at SGS Lakefield and is likely to be completed by Q4 2024. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the permitting process for Kilbourne; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.